Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

June 23, 2009

RE:	Nature Vision, Incorporated
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 000-07475

Dear Ms. Tillan:

We are in receipt of your comment letter dated June 10, 2009. We submit the following responses to your comments.

Item 9A. Controls and Procedures, page 20

1.  We note your disclosure that there were “no significant changes” in your internal control over financial reporting.  To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting.  Please correct the disclosure in future filings to address all changes or advise us.

Response:  The Company will correct in future filings.

Impairment of Long-Lived Assets, page F-7

2.  We note your disclosure in this section and on pages 8, 12 and F-8 that you had an independent appraisal firm complete an appraisal of goodwill and intangibles as of November 30, 2008.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov /divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response:  The third party appraiser was engaged to perform an appraisal of goodwill and intangibles as of November 30, 2008.  The Company considered this information in Management’s evaluation in determining the amount of goodwill and intangible asset impairment that was recorded during the year ended December 31, 2008.  In future filings we will not refer to the third party appraiser.

Sales and Warranty Reserve, Page F-9

3.            Please tell us how you considered paragraph 14(b) of FIN 45 and the requirement to show separate line items in your warranty reconciliation for the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

Response:  The claims incurred line item represents credits customers have taken during the fiscal year which relates to aggregate reductions in the liability for payments made under the warranty.  The provision relates to aggregate changes in the reserve related to sales during the reporting period.

Exhibits 31.1 and 31.2

4.            We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include all of the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Response:  The Company will revise the certifications and incorporate them into an amended 10K/A filing.

5. We note that you replaced the phrase ‘the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)’ with the phrase ‘the issuer’s fourth fiscal quarter’ in paragraph 4(d) of the certifications.  You did not include the phrase ‘(or persons performing the equivalent functions)’ in the end of paragraph 5.  You replaced the words ‘the registrant’s’ with the words ‘the issuer’s’ in paragraph 5(a) of Exhibit 31.1.  When you amend your filing, please also revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Response:  The Company will revise the certifications and incorporate them into an amended 10K/A filing.

We acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding this response at 218-824-3822.

Respectfully,
/s/ Robert P. King
Robert P. King
Chief Financial Officer

cc:  Jeffrey C. Anderson, Gray Plant Mooty